March 17, 1999

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attn:    Ms. Sonja Galindo

         Re:      Registration Statement
                  File No. 333-39741
                  Public Offering of Common Stock of
                  Triumph Fuels Corporation

Ladies and Gentlemen:

         The undersigned, being the President of Triumph Fuels Corporation (the "Company"), respectfully requests that the Registration Statement on Form S-1, originally filed on November 7, 1997 (File No. 333-39741), together with all amendments, be withdrawn. The Company requests the issuance of an Order of Withdrawal because it abandoned plans for a proposed public offering in favor of a private sale of the Company in early 1998.

         The Company requests that it receive the Order of Withdrawal as soon as practicable after issuance by the Commission and that a copy of the Order by forwarded to Jeffrey A. Sherman, Esq., Otten, Johnson, Robinson, Neff & Ragonetti, P.C., 950 Seventeenth Street, 16th Floor, Denver, Colorado 80202.

                                                     Respectfully submitted,

                                                     TRIUMPH FUELS CORPORATION


                                                     By: /s/ Andy Hansen
                                                     --------------------------
                                                          President